NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES TAKE-UP OF SHARES OF PROFOUND ENERGY INC. AND EXTENSION OF OFFER

Calgary, Alberta – June 30, 2009 - Paramount Energy Trust ("PET" or the "Trust") announced today that as of 8:00 a.m. (Mountain Time) on June 30, 2009, approximately 20,658,646 common shares of Profound Energy Inc. ("Profound") had been validly deposited pursuant to the previously announced offer (the "Offer") of 1463072 Alberta Ltd. (the "Offeror"), an indirect wholly-owned subsidiary of PET, to acquire all of the common shares of Profound ("Common Shares"), including Common Shares which become outstanding upon exercise or conversion of stock options, performance warrants and other securities of Profound convertible into Common Shares.

The Offeror has taken-up all of the deposited Common Shares which, together with Common Shares previously purchased by PET through the facilities of the Toronto Stock Exchange, represent approximately 59.4% of the Common Shares outstanding on a fully-diluted basis (excluding any Common Shares issuable upon conversion of the special warrants of Profound (the "Special Warrants") previously issued to PET) and greater than 50% of the Common Shares held by Independent Shareholders (as such term is defined in the Profound's Shareholder Protection Rights Plan Agreement dated March 30, 2009).

Profound shareholders whose Common Shares have been taken up and who elected the Cash Alternative (as defined in the Offer) under the Offer will receive $1.34 per deposited Common Share.  As the number of trust units of PET ("PET Trust Units") issuable to Profound shareholders who elected the Unit Alternative (as defined in the Offer) exceeded the Maximum Take-up Date Unit Consideration (as defined in the Offer), such Profound shareholders will receive pro rated consideration in accordance with the terms of the Offer in the amount of 0.2813 of a PET Trust Unit and $0.3833 per deposited Common Share.   Profound shareholders whose Common Shares have been taken-up and who will receive PET Trust Units will be eligible to receive the June distribution payable on July 15, 2009 on the PET Trust Unit in the amount of $0.05 per PET Trust Unit.

As all of the terms and conditions of the Offer have been complied with, the Offer is now wholly unconditional.  The Offeror has extended the expiry date of the Offer to 8:00 a.m. (Calgary Time) on July 14, 2009, to allow Profound shareholders an additional opportunity to tender their Common Shares.  A notice of extension will be mailed to Profound shareholders.

Effective June 30, 2009, PET also has converted its previously acquired Special Warrants of Profound in exchange for an addition 9,224,310 Common Shares.  After giving effect to the conversion of the Special Warrants, PET, together with its affiliates, now own 31,739,356 Common Shares, representing approximately 67.34% of the issued and outstanding Common Shares on a fully-diluted basis.

PET anticipates that on or about July 2, 2009, the board of directors of Profound will be reconstituted as contemplated by the terms of the support agreement dated March 30, 2009 among PET, Paramount Energy Operating Corp. and Profound.

This news release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. PET has filed a take-over bid circular and offer with Canadian securities regulatory authorities with respect to the Offer and Profound has filed a directors' circular with respect to the Offer, recommending that shareholders tender their Profound common shares to the Offer.  Shareholders of Profound and other investors are urged to read the take-over bid circular, the related directors' circular and the notices of extension and variation relating to the Offer.  These documents, as well as any amendments and supplements to them and any other relevant document filed or to be filed with Canadian securities regulatory authorities contain important information.

PET has retained Kingsdale Shareholder Services Inc. as information agent for the Offer.  Shareholders may obtain a copy of the take-over bid circular, the related letter of transmittal and election form, notice of guaranteed delivery, the directors' circular and certain other Offer documents at www.sedar.com.  In addition, any questions or requests for assistance or further information on how to tender Common Shares to the Offer, may be directed to and copies of the above referenced documents may be obtained by contacting the information agent at 1-888-518-6554 or by email at contactus@kingsdaleshareholder.com.

Notice to United States Shareholders

The Offer is made for the securities of a Canadian company and is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included or incorporated by reference in the take-over bid circular and Offer, if any, have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards. As a result, such financial statements may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. shareholders to enforce their rights and any claim that they may have arising under the United States federal or state securities laws, as the Offeror, Paramount Energy Trust and the administrator of Paramount Energy Trust are located in Canada, and all of their officers and directors are residents of Canada. U.S. shareholders may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor